SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 15) *

                            R. G. BARRY CORPORATION
                               (Name of Issuer)

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  068798-10-7
                                (CUSIP Number)

                              Richard L. Burrell
                            R. G. Barry Corporation
                           13405 Yarmouth Road, N.W.
                            Pickerington, OH 43147
                                (614) 864-6400
                 (Name, Address and Telephone Number of Person
               Authorized to receive Notices and Communications)

                       NOT APPLICABLE - VOLUNTARY FILING
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

                                 SCHEDULE 13D


CUSIP NO. 068798-10-7                            Page 2 of 8 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Gordon Zacks

2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                          (a) ___
                                          (b) ___

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
            Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ___

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:          783,021
8.    SHARED VOTING POWER:            -0-
9.    SOLE DISPOSITIVE POWER:     349,325
10.   SHARED DISPOSITIVE POWER:       -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            783,021

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): _X_

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            10.5%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
            IN

                               AMENDMENT NO. 15
                                      TO
                                 SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 15 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission (the "SEC"), as amended, relates to Common Shares, $1.00 par value (the "Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road, N. W., Pickerington, Ohio 43147. This Amendment No. 15 amends certain information set forth in the
Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As described more fully in Item 5(c) below, Mr. Zacks acquired 59,484 Common Shares as a result of a 4-for-3 share split of the Company's Common Shares on September 1, 1995 (the "Share Split"); the number of Common Shares held for Mr. Zacks' account in the R. G. Barry Corporation Leveraged Employee Stock Ownership Plan (the "ESOP") increased by 18,998 as a result of the Share Split; the number of Common Shares deposited by Mr. Zacks in the Zacks Voting Trust (which is described more fully in Items 5(a) and 5(b) below) increased by 27,586 as a result of the Share Split; the number of Common Shares deposited by other persons in the Zacks Voting Trust (see Items 5(a) and 5(b) below) increased by 89,425 as a result of the Share Split; the number of Common Shares subject to the option granted to Mr. Zacks on May 11, 1993 (which option grant was described in Amendment No. 13 to the Schedule 13D filed on February 8, 1994) increased by 11,111 as a result of the Share Split; the number of Common Shares subject to one of the two options granted to Mr. Zacks on May 13, 1994 (which original option grant with respect to 18,298 Common Shares was described in Amendment No. 14 to the Schedule 13D filed on February 13, 1995) increased by 6,100 as a result of the Share Split; and the number of Common Shares subject to the second of the two options granted to Mr. Zacks on May 13, 1994 (which original option grant with respect to 41,701 Common Shares was descried in said Amendment No. 14) increased by 13,900 as a result of the Share Split.

ITEM 4.  PURPOSE OF TRANSACTION.

            Please see Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (A)  AMOUNT BENEFICIALLY OWNED:  783,021 (1)(2)(3)(4)

            PERCENTAGE OF CLASS:         10.5% (1)(2)(3)(4)(5)
            -------------------

      (B)  NUMBER OF COMMON SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  783,021 (1)(2)(3)(4)

          (ii)    SHARED POWER TO VOTE OR DIRECT THE VOTE:

                  None

         (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  349,325 (1)(2)(3)

          (iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  None

-------------------

(1) Gordon Zacks is the voting trustee of the Zacks Voting Trust (the "Voting Trust") and exercises sole voting power as to the 468,045 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 110,344 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 37,776 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 15.

(3) Mr. Zacks holds 201,205 Common Shares of record, as to which he has sole voting and investment power.

(4) Includes 75,995 Common Shares held for Mr. Zacks' account in the ESOP. Mr. Zacks has voting power with respect to these Common Shares, but the trustee of the ESOP has investment authority over such Common Shares.

(5) Based upon the sum of (a) 7,447,170 Common Shares outstanding as of December 31, 1995 and (b) 37,776 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 15.

      (C) TRANSACTIONS BY REPORTING PERSON:

            Other than the  transactions  reported in the following table, Mr.
Zacks has not effected any transactions in the Common Shares of the Company since the date of Amendment No. 14 to the Schedule 13D (January 27, 1995):


     NUMBER OF                                         TYPE OF
   COMMON SHARES       DATE    CONSIDERATION         TRANSACTION

      20,000          3/1/95      $12.00            Private sale by Mr. Zacks
                                                    to the Company

      59,484          9/1/95      N/A               Acquisition as a result of
                                                    Share Split and held of
                                                    record by Mr. Zacks

      18,998          9/1/95      N/A               Acquisition as a result of
                                                    Share Split and held for
                                                    Mr. Zacks' account in the
                                                    ESOP

      27,586          9/1/95      N/A               Acquisition as a result of
                                                    Share Split with respect
                                                    to Common Shares deposited
                                                    in the Voting Trust by Mr.
                                                    Zacks

      89,425          9/1/95      N/A               Acquisition as a result of
                                                    Share Split with respect
                                                    to Common Shares deposited
                                                    in the Voting Trust by
                                                    Florence Zacks Melton, as
                                                    the trustee under the
                                                    trust established by the
                                                    will of Aaron Zacks,
                                                    deceased

      11,111          9/1/95      N/A               Adjustment of stock option
                                                    granted to Mr. Zacks on
                                                    5/11/93 to reflect Share
                                                    Split - stock option now
                                                    covering an aggregate of
                                                    44,444 Common Shares
                                                    becomes exercisable in 20%
                                                    per year increments
                                                    bginning on 5/11/94

       6,100          9/1/95      N/A               Adjustment of stock option
                                                    granted to Mr. Zacks on
                                                    5/13/94 to reflect Share
                                                    Split - stock option now
                                                    covering an aggregate of
                                                    24,398 Common Shares
                                                    becomes exercisable with
                                                    respect to 6,101 Common
                                                    Shares on each of the
                                                    first and second
                                                    anniversaries of grant
                                                    date, 2,720 Common Shares
                                                    on the third anniversary
                                                    of grant date and 9,476
                                                    Common Shares on fourth
                                                    anniversary of grant date

      13,900          9/1/95      N/A               Adjustment of stock option
                                                    granted to Mr. Zacks on
                                                    5/13/94 to reflect Share
                                                    Split - stock option now
                                                    covering an aggregate of
                                                    55,601 Common Shares
                                                    becomes exercisable with
                                                    respect to 13,898 Common
                                                    Shares on the first
                                                    anniversary of the grant
                                                    date, 13,899 Common Shares
                                                    on the second anniversary
                                                    of the grant date, 17,280
                                                    Common Shares on third
                                                    anniversary of grant date
                                                    and 10,524 Common Shares
                                                    on fourth anniversary of
                                                    grant date

         200         9/12/95      $22.125           Sale in open market
                                                    transaction by Mr. Zacks

       3,300         9/12/95      $22.25            Sale in open market
                                                    transaction by Mr. Zacks

      21,000         9/13/95      $22.00            Sale in open market
                                                    transaction by Mr. Zacks

         500         9/13/95      $22.125           Sale in open market
                                                    transaction by Mr. Zacks

         400         12/19/95     N/A               Gift by Mr. Zacks

       3,000         12/26/95     N/A               Gift by Mr. Zacks


      (D) RIGHT TO RECEIVE OR TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, COMMON SHARES:

            See Item 5(b) above.

      (e)  Not Applicable.


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 7, 1996                    /s/ Gordon Zacks
                                               Gordon Zacks